UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 11)1

Molex Incorporated

(Name of Issuer)

COMMON STOCK and CLASS A COMMON STOCK

(Title of Class of Securities)

608554101 and 608554200

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)
_________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 608554101 and 608554200	Page 2 of 7 Pages

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trustees of General Electric Pension Trust I.R.S. # 14-6015763
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐</ fon t> (b) ☒
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER None
6. SHARED VOTING POWER 30,000
7. SOLE DISPOSITIVE POWER. None
8. SHARED DISPOSITIVE POWER. 30,000
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03% (1.62% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in the Introductory Note))2
12. TYPE OF REPORTING PERSON* EP
*SEE INSTRUCTIONS BEFORE FILLING OUT

__________________________
2 This percentage is based on: (i) GEPT’s 30,000 shares of non-voting convertible Class A Common Stock and (ii) (a) 95,560,076 shares of Common Stock outstanding on October 23, 2009, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009 plus (b) GEPT’s 30,000 shares of non-voting convertible Class A Common Stock (assuming full conversion thereof).

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CUSIP No. 608554101 and 608554200	Page 3 of 7 Pages

 1.       NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Asset Management Incorporated, as Investment Manager of GEPT (as defined below) and as Investment Adviser to certain other entities and accounts
I.R.S. #06-1238874

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐& lt; /font> (b) ☒
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 1,539,670
6. SHARED VOTING POWER 30,000
7. SOLE DISPOSITIVE POWER. 1,539,670
8. SHARED DISPOSITIVE POWER. 30,000
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,670
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62%3
12. TYPE OF REPORTING PERSON* IA, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT
__________________________
3 This percentage is based on the aggregate of the beneficial ownership reported by GEPT and the beneficial ownership reported by GEAM, and was calculated based on (i) GEAM’s 1,569,670 shares of non-voting convertible Class A Common Stock and (ii) (a) 95,560,076 shares of Common Stock outstanding on October 23, 2009, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009 plus (b) GEAM’s 1,569,670 shares of non-voting convertible Class A Common Stock (assuming full conversion thereof).
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CUSIP No. 608554101 and 608554200	Page 4 of 7 Pages

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. #14-0689340
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER None
6. SHARED VOTING POWER Disclaimed (see 9 below)
7. SOLE DISPOSITIVE POWER. None
8. SHARED DISPOSITIVE POWER. Disclaimed (see 9 below)
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ Disclaimed (see 9 above)
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable (see 9 above)
12. TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 608554101 and 608554200	Page 5 of 7 Pages

INTRODUCTORY NOTE:  This Amendment No. 11 amends the Statement on Schedule 13G filed on behalf of General Electric Company, a New York corporation ("GE"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT") and certain other entities on February 14, 2000, as amended on May 9, 2000, as amended on February 14, 2001, as amended on February 14, 2002, as amended on February 14, 2003, as amended on February 12, 2004, as amended on February 14, 2005, as amended on February 14, 2006, as amended on February 12, 2007, as amended on February 13, 2008, and as amended on February 13, 2009 (as amended, the "Schedule 13G").  This Amendment No. 11 is filed on behalf of GE, GEAM and GEPT (collectively, the "Reporting Persons").  GEAM is a registered investment adviser and acts as Investment Manager of GEPT and acts as an Investment Adviser to certain other entities and accounts.  GEAM may be deemed to be the beneficial owner of 30,000 shares of non-voting convertible Class A Common Stock of Molex Incorporated (the "Issuer") owned by GEPT and of 1,539,670 shares of non-voting convertible Class A Common Stock of the Issuer owned by such other entities and accounts.  GEAM and GEPT each expressly disclaim that they are members of a "group."  GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group."

The Items from the Schedule 13G are hereby amended to read as follows:

Item 4	Ownership

	GEPT	GEAM	GE
(a) Amount beneficially owned	30,000	1,569,670	Disclaimed
(b) Percent of class	0.03%	1.62%	Disclaimed
(c) No. of shares to which person has
(i) sole power to vote or direct the vote	None	1,539,670	None
(ii) shared power to vote or direct the vote	30,000	30,000	Disclaimed
(iii) sole power to dispose or to direct disposition	None	1,539,670	None
(iv) shared power to dispose or to direct disposition	30,000	30,000	Disclaimed

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 608554101 and 608554200	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 12, 2010

GENERAL ELECTRIC PENSION TRUST
By:  GE Asset Management Incorporated, its Investment Manager

By:  /s/ Michael M. Pastore
Name:  Michael M. Pastore
Title:  Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GE ASSET MANAGEMENT INCORPORATED

By:  /s/ Michael M. Pastore
Name:  Michael M. Pastore
Title:  Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC COMPANY

By:  /s/ James W. Ireland III
Name:  James W. Ireland III
Title: Vice President

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CUSIP No. 608554101 and 608554200	Page 7 of 7 Pages

Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Class A Common Stock of Molex Incorporated is being filed on behalf of each of the undersigned.

Dated:        February 12, 2010

GENERAL ELECTRIC PENSION TRUST
By:  GE Asset Management Incorporated, its Investment Manager

By:  /s/ Michael M. Pastore
Name:  Michael M. Pastore
Title:  Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GE ASSET MANAGEMENT INCORPORATED

By:  /s/ Michael M. Pastore
Name:  Michael M. Pastore
Title:  Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC COMPANY

By:   /s/ James W. Ireland III
Name:  James W. Ireland III
Title: Vice President

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